Exhibit 3.2

FORM OF

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

COGINT, INC.

Cogint, Inc., a Delaware corporation (the “Corporation”), does hereby certify:

FIRST: Article IV of the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), is hereby amended by adding the following text to the end of Article IV:

Upon the filing and effectiveness of this Certificate of Amendment (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall automatically, without further action on the part of the Corporation or any holder of Common Stock, be reclassified into a smaller number of shares such that each two to four shares of issued Common Stock immediately prior to the Effective Time shall automatically be reclassified into one (1) validly issued, fully-paid and non-assessable share of Common Stock, the exact ratio within the two to four range to be determined by the Board of Directors of the Corporation prior to the Effective Time and publicly announced by the Corporation (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0005 per share. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued in connection with the Reverse Stock Split and, in lieu thereof, any person who would otherwise be entitled to any fractional share of Common Stock as a result of the Reverse Stock Split shall be entitled to receive an amount in cash (without interest) equal to the product of such fraction multiplied by the closing price per share of the Common Stock on The Nasdaq Stock Market on the first trading day that commences after the Reverse Stock Split is effective on The Nasdaq Stock Market.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional share of Common Stock to which such holder would otherwise be entitled), provided, however, that each person of record holding a certificate or certificates that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate or certificates, if any, and transmission of a letter of transmittal, a written confirmation from the Corporation’s transfer agent indicating the number of whole shares of Common Stock to which such person is entitled as a result of the Reverse Stock Split based on the aggregate number of shares of Common Stock held by such person immediately prior to the Effective Time and cash, if any, in lieu of any fractional share of Common Stock to which such holder would otherwise be entitled.

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware, with the stockholders of the Corporation acting by written consent in lieu of a meeting in accordance with Section 228 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed in its corporate name this              day of                                              .

COGINT, INC.

By:
Name:
Title:

[Signature Page to Certificate of Amendment]